

October 8, 2013

<u>Via E-mail</u>
Vince M. Guest
President and Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director
Universal Bioenergy, Inc.
19800 Mac Arthur Blvd., Suite 300
Irvine, CA 92612

    Re: Universal Bioenergy, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed April 15, 2013
            Form 10-Q for the Fiscal Quarter Ended March 31, 2013
            Filed May 20, 2013
            Current Report on Form 8-K
            Filed August 6, 2013
            File No. 333-123465

Dear Mr. Guest:

    We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>General</u>

1.   We note your indication on the cover page of your Form 10-K that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and that you have checked the box indicating that you are required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. However, a review of your reporting history does not reflect registration of a class of your securities pursuant to Section 12(g) of the Exchange Act, such as via a registration statement on Form 10 or Form 8-A. You also do not

appear to be required to continue to file reports pursuant to Section 15(d) of the Exchange Act in connection with the registration statement on Form SB-2 (file no. 333-123465) you originally filed on March 21, 2005. Please tell us why you believe you are required to file reports pursuant to the Exchange Act. Alternatively, either file a registration statement on Form 10 or Form 8-A, as applicable, to register a class of securities or file a Form 15 to deregister and terminate your reporting obligations, if you are eligible to do so.

Item 1A. Risk Factors, page 10

2.   We note that you failed to timely file certain Current Reports on Form 8-K, including but not limited to (i) the Form 8-K, filed on August 6, 2013, which disclosed the July 15, 2013 approval of your board of directors to modify the end date of your fiscal year, and (ii) the Form 8-K filed on July 2, 2012, which related to a resolution regarding a stock dividend you passed on June 2, 2012. See General Instruction B.1 to Form 8-K. We also note that you have filed several Form 12b-25 Notifications of Late Filing, most recently in connection with your Form 10-K for the Fiscal Year ended June 30, 2013, your Form 10-Q for the Fiscal Quarter ended March 31, 2013, your Form 10-K for the Fiscal Year ended December 31, 2012, and your Form 10-Q for the Fiscal Quarter ended September 30, 2012. In future filings, to the extent that you choose to include risk factor disclosure in your filing, please discuss in a risk factor your failure to timely file Current Reports on Form 8-K and periodic reports on Forms 10-Q and 10-K.

Item 9A. Controls and Procedures, page 44

3.   As discussed above, we note that you failed to timely file certain Current Reports on Form 8-K and certain periodic reports on Forms 10-Q and 10-K. In future filings, please consider whether the failure to timely file such forms impacts your disclosure controls and procedures. Since one element of disclosure controls and procedures is the filing or submission of reports within the time periods specified in the Commission's rules and forms, please revise your disclosure to address whether management's inability to fulfill the filing requirements of Rule 15d-11 is an additional material weakness in the design of your disclosure controls and procedures, as defined in Rule 15d-15(e).

Item 12. Security Ownership of Certain Beneficial Holders and Management, page 47

4.   We note that, in Note 12 to your Consolidated Financial Statements, Subsequent Events, on page 43 of your Form 10-K, you disclose that:

> "[o]n January 11, 2013, a non-affiliated party purchased a portfolio of 14 of the Company's Notes, with a total principal amount of $3,234,775 from various Note Holders. On April 10, 2013, the Company converted the entire portfolio of these Notes payable, with a principle amount of $3,234,775 and issued 1,568,630,000

common shares for that conversion. [. .] The 1,568,630,000 shares is the equivalent of 52.29% of the Company's outstanding shares of common stock."

Considering it appears that the ability to convert the notes was within your control, please explain why this information was not reflected in your disclosure pursuant to Items 403(a) and 403(c) of Regulation S-K. Alternatively, please revise your annual report to reflect this disclosure. Please also explain how you calculated that the 1,568,630,000 shares of your common stock issued upon conversion of the promissory notes constituted 52.29% of your outstanding common stock at such time, when your Form 10-Q for the period ending March 31, 2013 indicates a different percentage. Finally, please explain why an Item 5.01, Changes in Control of Registrant, Form 8-K was not timely filed when your board of directors, a committee of your board of directors, or authorized officer(s) determined to convert the notes.

Item 15. Signatures, page 50

5.   Please file Exhibit 21, Subsidiaries, as a separate exhibit to your Form 10-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

6.   We note that you believe you qualify as an "emerging growth company." Considering it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before December 8, 2011, we do not believe you are eligible to qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act. Please revise your annual report accordingly, or explain the basis pursuant to which you believe you qualify as an emerging growth company. See Question 2 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, found on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Current Report on Form 8-K, filed August 6, 2013

7.   Please confirm that your Annual Report on Form 10-K, which was due to be filed September 30, 2013, will cover the transition period from January 1, 2013 until June 30, 2013. See Exchange Act Rules 15d-10 and 13a-10. In addition, please provide us with your estimate of when you believe you will file such Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Vince M. Guest
Universal Bioenergy, Inc.
October 8, 2013
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director